WORLDS ONLINE INC.

11 ROYAL ROAD

BROOKLINE, MA 02445

February 13, 2012

VIA EDGAR

Securities and Exchange Commission

Maryse Mills-Apenteng, Esq.

Special Counsel

100 F Street, N.E.

Washington, D.C. 20549-5546

RE: Worlds Online Inc. (the “Company” or the “Subsidiary”)

Gentlemen:

On June 9, 2011 the Company filed a registration statement on Form 10-12G and filed Amendment No. 1 on August 4, 2011, Amendment No. 2 on October 7, 2011, Amendment No. 3 on December 6, 2011 and Amendment No. 4 on January 24, 2011 (collectively, the “Form 10”). By letter dated February 3, 2012, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) transmitted to the Company comments on the Amendment (the “Letter”). Our responses to the comments contained in the Letter are below. For your convenience we have copied the comments from the Letter in bold above each response.

1.          In addition to the statement of cash flows already provided, please revise to include a statement of cash flows for the most recent fiscal quarter (the three months ended September 30, 2011). Similar revisions should be made to the statement of cash flows included in the June 30, 2011 and September 30, 2011 Forms 10-Q. We refer you to Rule 10-01(c) of Regulation S-X.

As requested, we have filed a Form 10-Q for each of the quarters ended June 30, 2011 and September 30, 2011, as well as amending the Form 10, to provide the requested statement of cash flows.

2.	We note your revised disclosures in response to prior comment 3 where you indicate that all expenses except those relating to the patents have been transferred to Worlds Online. It remains unclear what methodologies were used to allocate such costs. For example, Worlds Inc. incurred $266,200 of salary expense in fiscal 2010 of which $208,120 was allocated to Worlds Online. Tell us whether you allocated the salary costs for specific individuals to each company. Alternatively, if certain individuals worked for both companies, revise your disclosures to describe the methodology used to allocate their salaries between the two companies (e.g., incremental or proportional cost allocation. Similar revisions should also be made for your other expense allocations, as applicable. In addition, please include management’s assertion that such methods were reasonable.

As previously disclosed, the Company and Worlds Inc. only have one employee in common and his salary and benefits are allocated between the two companies using the proportional cost allocation, based upon the percentage of time he spent on each company. The Form 10 and the Form 10-Q for each of the quarters ended June 30, 2011 and September 30, 2011have been amended to include a full discussion, in Footnote 1, of the expense allocation methodology and management’s assertion that the allocation was reasonable.

The Company is aware and acknowledges that:

•       It is responsible for the adequacy and accuracy of the disclosure in the filing;

•       Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•       It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unite States.

Very truly yours,

/s/ Thom Kidrin

Thom Kidrin